Exhibit 99.1

Gamida Cell Announces Launch of Public Offering of Ordinary Shares

BOSTON, Mass., December 16, 2020 – Gamida Cell Ltd. (Nasdaq: GMDA), an advanced cell therapy company committed to cures for blood cancers and serious hematologic diseases, today announced the launch of a follow-on public offering of its ordinary shares. In addition, Gamida Cell expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the ordinary shares to be sold in the offering on the same terms and conditions. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed. All of the shares in the offering are to be sold by Gamida Cell.

Gamida Cell intends to use the net proceeds from this offering, together with its existing cash and cash equivalents, available for sale and short-term deposits: to fund (i) the preparation of a potential commercial launch of omidubicel; (ii) the continued clinical development of its product candidates, including GDA-201; (iii) the expansion of its commercial manufacturing capabilities; and (iv) general corporate purposes, including general and administrative expenses and working capital.

Piper Sandler & Co., Evercore Group L.L.C. and JMP Securities LLC are acting as joint book-running managers for this offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission on Form F-3 (File No. 333-234701) and declared effective on November 27, 2019. This offering will be made only by means of a prospectus supplement. Copies of the preliminary prospectus supplement and the accompanying prospectus related to this offering may be obtained, when available, from: Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, Attention: Prospectus Department, by telephone at (800) 747-3924 or by email at prospectus@psc.com; Evercore Group L.L.C., 55 East 52nd Street, New York, New York 10055, Attention: Equity Capital Markets, by telephone: (888) 474-0200, or by email: ecm.prospectus@evercore.com; or JMP Securities LLC, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111, Attention: Prospectus Department, by calling (415) 835-8985 or by email at syndicate@jmpsecurities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gamida Cell
Gamida Cell is an advanced cell therapy company committed to cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need.

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the timing, size and use of proceeds of the offering described herein, and its expectations with respect to granting the underwriters a 30-day option to purchase additional ordinary shares. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that are described in the Risk Factors sections of the preliminary prospectus supplement for such offering to be filed with the SEC, and the documents incorporated by reference therein, including without limitation the Company’s Annual Report on Form 20-F filed with the SEC on February 26, 2020, the accompanying prospectus and other filings that Gamida Cell makes with the SEC from time to time (which are available at http://www.sec.gov), which could cause the events and circumstances discussed in such forward-looking statements not occur on the terms described or at all. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Gamida Cell undertakes no obligation to update any such forward-looking statements after the date hereof, except as required by law.

Investor Contact:

Stephanie Ascher

Stern Investor Relations, Inc.

stephanie.ascher@sternir.com

1-212-362-1200

Media Inquiries:

Matthew Corcoran

Ten Bridge Communications

mcorcoran@tenbridgecommunications.com

1-617-866-7350

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